SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549
____________________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 5)*

Western Refining, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

959319 10 4
(CUSIP Number)

Paul L. Foster
123 W. Mills Avenue, Suite 200
El Paso, Texas 79901
(915) 534-1400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 19, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 959319 10 4	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Franklin Mountain Investments Limited Partnership I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
16,543,470 (1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
16,543,470 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,543,470 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.2%
14	TYPE OF REPORTING PERSON (see instructions)
PN

(1)
Includes 138,889 shares of Common Stock that are issuable to Franklin Mountain Investments Limited Partnership upon the conversion of the Notes (as defined below) at a conversion price of $10.80 per share.

(2)
Of the shares indicated as beneficially owned by Franklin Mountain Investments Limited Partnership, Franklin Mountain Investments Limited Partnership has shared voting and shared dispositive power over all of the shares. Paul L. Foster holds an 89.6% interest in Franklin Mountain Investments Limited Partnership and is the sole stockholder and President of Franklin Mountain G.P, LLC, the General Partner of Franklin Mountain Investments Limited Partnership, and as such, Paul L. Foster may be deemed to have voting and dispositive power over all of its shares.

This Amendment No. 5 (the “Amendment”) constitutes the fifth amendment to the Schedule 13D originally filed by Franklin Mountain Investments Limited Partnership (the “Reporting Person”), with the Securities and Exchange Commission on August 3, 2007, and amended by Amendment No. 1 to such Schedule 13D filed on August 27, 2007, Amendment No. 2 to such Schedule 13D filed on March 23, 2009, Amendment No. 3 to such Schedule 13D filed on December 10, 2010 and Amendment No. 4 to such Schedule 13D filed on January 13, 2012 (as so amended, the “Schedule 13D”), with respect to the common stock, $0.01 par value (the “Common Stock”), of Western Refining, Inc. (the “Issuer”). Except as specifically amended by this Amendment, the Schedule 13D remains in full force and effect. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background

Item 2(c) of the Schedule 13D is hereby amended and restated by deleting the information contained therein and inserting the following:

“The principal business of the Reporting Person is to serve as a holding company. The principal occupation of FMGP is to serve as the General Partner of the Reporting Person. The principal occupation of Paul L. Foster is to serve as the Executive Chairman of the Issuer.”

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated by deleting the information contained therein and inserting the following:

“See Item 3 above.

On July 26, 2007, the general and limited partners of RHC Holdings, L.P., namely: (i) WRCRC, as general partner and (ii) Paul L. Foster, Jeff A. Stevens, the Reporting Person, Ralph A. Schmidt and Scott D. Weaver as limited partners (collectively with WRCRC, the “Partners”) approved a pro rata distribution in kind to the Partners of all of the shares of Common Stock held by RHC Holdings, L.P. on August 2, 2007 (the “Distribution”). As a result of the Distribution, the Partners now directly hold the shares of Common Stock that they previously held indirectly through their respective ownership interests in RHC.

On August 2, 2007, the Partners entered into a Voting Agreement which provided for the voting of certain of their shares of Common Stock and granted an irrevocable proxy to vote such shares to Paul L. Foster. On March 20, 2009, the Partners entered into an Amended and Restated Voting Agreement (the Voting Agreement, as so amended and restated, the “Voting Agreement”). On December 10, 2010, the Voting Agreement was terminated by the parties thereto.

On August 22, 2007, Paul L. Foster donated 1,000,000 shares of Common Stock beneficially owned by Mr. Foster to a non-profit institution.

On March 26, 2008 and 2009, respectively, the Issuer granted 58,240 and 18,721 restricted shares of Common Stock to Paul L. Foster as a form of long-term, equity-based compensation. These restricted shares vested over three years from the date of grant.

On June 10, 2009, the Issuer publicly offered shares of its Common Stock and 5.75% Convertible Senior Notes Due 2014 (the “Notes”). Each $1,000 principal amount of the Notes is initially convertible into 92.5926 shares of Common Stock upon the occurrence of certain events, as described in the Issuer’s prospectus supplement relating to the Notes dated June 4, 2009. As part of the public offering, the Reporting Person purchased 166,667 shares of Common Stock and $1,500,000 principal amount of the Notes. The Notes held by the Reporting Person are currently convertible into an aggregate of 138,889 shares of Common Stock at the option of the Reporting Person.

On several occasions in 2011, through unsolicited broker transactions, the Reporting Person and Paul L. Foster sold an aggregate of 2,040,000 and 1,020,000 shares of Common Stock, respectively, pursuant to the 2011 Sales Plan (as defined below).

On several occasions in 2012, through unsolicited broker transactions, the Reporting Person and Paul L. Foster sold an aggregate of 1,000,000 and 2,000,000 shares of Common Stock, respectively, pursuant to the 2011 Sales Plan (as defined below).  These amounts include the sales described in Item 5(c) below.

Except as disclosed herein and except that the Reporting Person may, from time to time or at any time, subject to market and general economic conditions, the requirements of federal or state securities laws and other factors, purchase additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the shares of Common Stock now owned or hereafter acquired by the Reporting Person to one or more purchasers, as of the date of this Schedule 13D, the Reporting Person has no plans or proposals which relate to or would result in any of the following actions:

•	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	any material change in the present capitalization or dividend policy of the Issuer;

•	any other material change in the Issuer’s business or corporate structure;

•	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

•
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	any action similar to any of those enumerated above.

Depending on the factors described in the preceding paragraph, and other factors which may arise in the future, the Reporting Person may be involved in such matters and, depending on the facts and circumstances at such time, may formulate a plan with respect to such matters. In addition, the Reporting Person may entertain discussions with, or make proposals to, the Issuer, to other stockholders of the Issuer or to third parties.”

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated by deleting the information contained therein and inserting the following:

“(a)(i) The Reporting Person is the beneficial owner of 16,543,470 shares of Common Stock (including 138,889 shares of Common Stock that are issuable to FMILP upon conversion of the Notes at a conversion price of $10.80 per share), which, based on calculations made in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and there being 90,814,773 shares of Common Stock issued (including restricted shares but excluding treasury shares) as of April 27, 2012, constitutes 18.2% of the outstanding shares of Common Stock. Of the shares indicated as beneficially owned by the Reporting Person, the Reporting Person has shared voting and shared dispositive power over all of the shares. Paul L. Foster holds an 89.6% interest in the Reporting Person and is the sole stockholder and President of FMGP and as such, may be deemed to have voting and dispositive power over all of its shares.

(ii) Mr. Foster is the beneficial owner of 22,629,329 shares of Common Stock which, based on the calculations in Item 5(a)(i) above constitutes 24.9% of the outstanding shares of Common Stock.

(iii) WRCRC is the beneficial owner of 807,302 shares of Common Stock which, based on the calculations in Item 5(a)(i) above constitutes 0.9% of the outstanding shares of Common Stock.

(b)(i) Of the shares indicated as beneficially owned by the Reporting Person in Item 5(a)(i) above, the Reporting Person has shared voting and shared dispositive power over all of the shares. Paul L. Foster holds an 89.6% interest in the Reporting Person and is the sole stockholder and President of FMGP and as such, may be deemed to have voting and dispositive power over all of its shares.

(ii) Of the shares indicated as beneficially owned by Mr. Foster in Item 5(a)(ii) above, Mr. Foster has shared voting and shared dispositive power for 785,314 of the shares which are beneficially owned by WRCRC, in which Mr. Foster holds a 97.3% interest, and 16,543,470 shares which are beneficially owned by the Reporting Person (including 138,889 shares of Common Stock that are issuable to FMILP upon conversion of the Notes at a conversion price of $10.80 per share), in which Mr. Foster holds an 89.6% interest. Mr. Foster has sole voting and sole dispositive power over the remaining 5,300,545 shares.

(iii) Of the shares indicated as beneficially owned by WRCRC in Item 5(a)(iii) above, WRCRC has shared voting and shared dispositive power over all of the shares. Paul L. Foster holds a 97.3% interest in WRCRC and is the President, controlling stockholder and Chief Executive Officer of WRCRC and as such, may be deemed to have voting and dispositive power over all of its shares.

(c) As part of the transactions described in Item 4 of this Schedule 13D, the Reporting Person and Paul L. Foster have effected the following transactions through unsolicited broker transactions in the Common Stock during the past 60 days:

Reporting Person

Transaction Date	Transaction Type	Amount of Shares	Average Price per Share
April 24, 2012	Sale	50,000	$18.4444
April 25, 2012	Sale	50,000	$18.1285
May 7, 2012	Sale	50,000	$17.8896
May 8, 2012	Sale	50,000	$17.4331
May 23, 2012	Sale	50,000	$19.2909
May 24, 2012	Sale	50,000	$19.8038
June 5, 2012	Sale	50,000	$18.2208
June 6, 2012	Sale	50,000	$19.481
June 18, 2012	Sale	50,000	$20.5871
June 19, 2012	Sale	50,000	$20.9739

Paul L. Foster

Transaction Date	Transaction Type	Amount of Shares	Average Price per Share
April 24, 2012	Sale	100,000	$18.4443
April 25, 2012	Sale	100,000	$18.1287
May 7, 2012	Sale	100,000	$17.8895
May 8, 2012	Sale	100,000	$17.4334
May 23, 2012	Sale	100,000	$19.2908
May 23, 2012	Sale	100,000	$19.8038
June 5, 2012	Sale	100,000	$18.2207
June 6, 2012	Sale	100,000	$19.4808
June 18, 2012	Sale	100,000	$20.5872
June 19, 2012	Sale	100,000	$20.9737

FMGP and WRCRC have not effected any transactions in the Common Stock during the past 60 days.

(d) No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated by deleting the information contained therein and inserting the following:

“The information provided or incorporated by reference in Items 3 and 4 of this Schedule 13D is hereby incorporated by reference herein.

On December 3, 2010, Paul L. Foster and the Reporting Person entered into a 10b5-1 sales plan (the “2010 Sales Plan”) authorizing Goldman, Sachs & Co. (“Goldman Sachs”) to sell up to an aggregate of 2,000,000 shares of Common Stock held by Paul L. Foster and 1,000,000 shares of Common Stock held by the Reporting Person pursuant to the 2010 Sales Plan. All sales of Common Stock under the 2010 Sales Plan will be made in Goldman Sachs’ discretion. This description of the 2010 Sales Plan is qualified in its entirety by reference to the terms of the 2010 Sales Plan, which is filed as Exhibit (c)(i) to this Schedule 13D.

On December 7, 2011, Paul L. Foster and the Reporting Person entered into a 10b5-1 sales plan (the “2011 Sales Plan”) authorizing Goldman Sachs to sell up to an aggregate of 2,000,000 shares of Common Stock held by Paul L. Foster and 1,000,000 shares of Common Stock held by the Reporting Person pursuant to the 2011 Sales Plan. All sales of Common Stock under the 2011 Sales Plan will be made in Goldman Sachs’ discretion. This description of the 2011 Sales Plan is qualified in its entirety by reference to the terms of the 2011 Sales Plan, which is filed as Exhibit (c)(ii) to this Schedule 13D.

Additionally, 2,000,000 shares of Common Stock owned by Paul L. Foster have been pledged as security for a loan from Goldman, Sachs & Co. and are subject to pledge arrangements which, if a default occurs, may result in another person obtaining voting and investment power over the pledged shares.”

Item 7. Material to Be Filed as Exhibits

Exhibit (c) to the Schedule 13D is hereby replaced with the following:

“(c)(i) 10b5-1 Sales Plan dated as of December 3, 2010, by and among Paul L. Foster, the Reporting Person and Goldman Sachs (incorporated by reference to Exhibit (c) to Amendment No. 3 to the Reporting Person’s Schedule 13D filed with the Securities and Exchange Commission on December 10, 2010).

(c)(ii) 10b5-1 Sales Plan dated as of December 7, 2011, by and among Paul L. Foster, the Reporting Person and Goldman Sachs (incorporated by reference to Exhibit (c)(ii) to Amendment No. 4 to the Reporting Person’s Schedule 13D filed with the Securities and Exchange Commission on January 13, 2012).”

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2012

Franklin Mountain Investments Limited Partnership By: Franklin Mountain G.P., LLC, General Partner

	By:	/s/ Paul L. Foster
		Name:	Paul L. Foster
		Title:	President